FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA ANNOUNCES CHANGES TO SENIOR MANAGEMENT TEAM

AstraZeneca today unveiled changes to its executive leadership team. The new, expanded membership of AstraZeneca's Senior Executive Team, which comes into effect immediately, includes increased representation of the company's scientific expertise, key products and key markets.

The changes include the creation of:

• Three senior research and development roles responsible for discovery and early stage development in small molecules; discovery and early stage development in biologics; and late stage development.
• Three roles representing the commercial regions: North America, Europe and International.
• A role responsible for global portfolio and product strategy, bridging between the R&D and sales organisation.

As a result of the changes, two senior roles - President of Research and Development, held by Martin Mackay, and Executive Vice President, Global Commercial, held by Tony Zook - have been eliminated. Martin Mackay and Tony Zook will leave the company at the end of January.

The full Senior Executive Team is as follows:

Pascal Soriot              Chief Executive Officer and Executive Director
Simon Lowth              Chief Financial Officer and Executive Director
Mene Pangalos          Executive Vice President, Innovative Medicines
Bahija Jallal                 Executive Vice President, MedImmune
Briggs Morrison         Executive Vice President, Global Medicines Development
Paul Hudson               Executive Vice President, North America
Ruud Dobber              Executive Vice President, Europe
Mark Mallon               Executive Vice President, International
David Smith                Executive Vice President, Operations & IS
Lynn Tetrault             Executive Vice President, Human Resources & Corporate Affairs
Katarina Ageborg     Chief Compliance Officer
Jeff Pott                       General Counsel

The appointment of Executive Vice President, Global Portfolio & Product Strategy will be made at a later date.

Pascal Soriot, Chief Executive Officer, said: "This new senior executive team structure, that draws heavily from the leadership talent within the company, enables us to bring an even sharper management focus to key pipeline assets, key brands and key markets, and helps us further accelerate decision-making."

Commenting on Martin Mackay and Tony Zook, Pascal Soriot said: "I would like to thank Martin and Tony for their contribution and the exemplary leadership they have shown in their time at AstraZeneca. We wish them well in their future endeavours."

Details of AstraZeneca's Senior Executive Team, including biographies, can be found on the company's web site at www.astrazeneca.com/About-Us/Board-and-management

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler                      +44 207 604 8030
Vanessa Rhodes                    +44 20 7604 8037

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 15 January 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 January 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary